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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 18)


                          OUTLET COMMUNICATIONS, INC.
                                (Name of issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                    69011110
                                 (CUSIP number)

                               Michael B. Lenard
                         William E. Simon & Sons, Inc.
                            10990 Wilshire Boulevard
                                   Suite 1750
                         Los Angeles, California  90024
                                 (310) 914-2410
                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                               September 28, 1995
                      (Date of event which requires filing
                               of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the transaction which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 4 Pages)
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CUSIP No. 69011110                     13D                   Page 2 of 4 Pages


     1     NAME OF PERSON
           WILLIAM E. SIMON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*        (a)   [ ]
                                                                  (b)   [ ]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS*
            NOT APPLICABLE

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES

                                7     SOLE VOTING POWER
                                        -0-
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON                 -0-
  WITH
                                9     SOLE DISPOSITIVE POWER
                                        -0-

                               10     SHARED DISPOSITIVE POWER
                                         -0-

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
           EACH REPORTING PERSON
             -0-

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                    [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             N/A

    14     TYPE OF PERSON REPORTING*
             IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT





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         GENERAL.  This Amendment No. 18 filed by William E. Simon, amends, to the extent set forth herein, the Schedule 13D dated June 30, 1988 as previously amended by Amendments No. 1, 2, 3, 5, 6, 7, 8, 10, 11, 12, 13, 14 and 16. The
initial Schedule 13D and Amendments No. 1, 2 and 3 thereto were filed by Mr. William E. Simon pursuant to joint filing agreements with certain other persons; Amendments No. 4, 9, 15 and 17 were filed by certain other persons who were parties to such joint filing agreements, not including William E. Simon (William E. Simon disclaims any responsibility for such Amendments No. 4, 9, 15 and 17).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The responses to subparagraphs (a) through (d) of Item 5 are hereby amended to add the following:

         On September 21, 1995, September 25, 1995 and September 28, 1995,
Mr. Simon disposed of 18,300, 31,900 and 16,931 shares of Common Stock pursuant to charitable gifts. On September 28, 1995, the Filing Person ceased to have beneficial ownership of 32,961 shares of Common Stock as a result of the transfer of such shares to the Estate of Carol G. Simon pursuant to an agreement dated as of December 31, 1992 between William E. Simon and Carol G. Simon. As a result of such transactions, Mr. Simon no longer has beneficial ownership of any shares of Common Stock.





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                                   SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 4, 1995.



                                       *
                                       -------------------------------------
                                                  WILLIAM E. SIMON



(*) By:     /s/   J. PETER SIMON
       -------------------------------
           Name:  J. Peter Simon

         (*) Executed by J. Peter Simon as Attorney-in-Fact for William E. Simon pursuant to the Power of Attorney filed with Amendment No. 5 to this Schedule 13D, which Power of Attorney is hereby incorporated by reference herein.





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